Exhibit 23.1
                                                                    ------------


Consent of Independent Registered Public Accounting Firm


The Board of Directors
K-V Pharmaceutical Company:

We consent to incorporation by reference in the registration statement No. 33-36900 on Form S-8 of K-V Pharmaceutical Company of our report dated September 9, 2004 with respect to the statement of net assets available for benefits of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust as of March 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule as of March 31, 2004, which report appears in the March 31, 2004 annual report on Form 11-K of the K-V Pharmaceutical Company Fifth Restated Profit Sharing Plan and Trust.


St. Louis, Missouri                     KPMG, LLP
October 28, 2004